UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                 Commission File Number: 0-20961
                                                                         -------

(Check one)
[ X ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                For Period Ended:  SEPTEMBER 30, 2000

                [ ] Transition Report on Form 10-K and Form 10-KSB

                [ ] Transition Report on Form 20-F

                [ ] Transition Report on Form 11-K

                [ ] Transition Report on Form 10-Q and Form 10-QSB

                [ ] Transition Report on Form N-SAR

                For Transition Period Ended:

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

        Full Name of Registrant: Commodore Holdings Limited
                                 ----------------------------------------------

         Former Name if Applicable: Not Applicable
                                    -------------------------------------------

         Address of Principal Executive Office (Street and Number):
         4000 Hollywood Boulevard, Suite 385-S
         ----------------------------------------------------------------------

         City, State and Zip Code: Hollywood, Fl  33021
                                   --------------------------------------------

                                     PART II
                             RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    [X]  (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X]  (b)   The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

         On December 27, 2000, Commodore Holdings Limited suspended its cruise operations and filed petitions with the United States Bankruptcy Court for protection under Chapter 11 of the U.S. Bankruptcy Code. Up until the date of the filings, the Company had been involved in intensive negotiations with all of the Company's lenders to enable the Company to continue its operations. The Company was unable to successfully conclude those negotiations. As a result of such events, management was unable to devote the time required to prepare the Annual Report on Form 10-K on a timely basis.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Alan Pritzker                                  (954)         967-2103
-------------------------------------------------------------------------------
(Name)                                      (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

         [X]  Yes  [ ] No

         On December 27, 2000, Commodore Holdings Limited suspended its cruise operations and filed petitions with the United States Bankruptcy Court for protection under Chapter 11 of the U.S. Bankruptcy Code. Due to such filings, the Company has not completed the audit of its financial statements and cannot provide a sound estimate of its results for the year.

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            COMMODRE HOLDINGS LIMITED
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  JANUARY 2, 2001         By:    /S/ ALAN PRITZKER
       ---------------                -----------------------------------------
                               Name:  Alan Pritzker
                                      -----------------------------------------
                               Title: Chief Financial Officer
                                      -----------------------------------------


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                       3